EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

NAME OF ORGANIZATION	STATE OR OTHER JURISDICTION OF INCORPORATION

Greenville Tube Company	Delaware

RathGibson Australia Pty. Ltd.	Australia

RathGibson Tubes Private Limited	India

RathGibson Pte. Ltd.	Singapore